Exhibit 99.1

GERDAU S.A. Publicly Held Company CNPJ: 33.611.500/0001-19 NIRE: 33.3.0003226.6	AÇOS VILLARES S.A. Publicly Held Company CNPJ: 60.664.810/0001-74 NIRE: 35.3.0001089.2	METALÚRGICA GERDAU S.A. Publicly Held Company CNPJ: 92.690.783/0001-09 NIRE: 43.3.0000150.4

NOTICE TO SHAREHOLDERS

METALÚRGICA GERDAU S.A. (BM&FBOVESPA: GOAU3 and GOAU4), GERDAU S.A. (BM&FBOVESPA: GGBR3 and GGBR4, NYSE: GGB, LATIBEX: XGGB) (“Gerdau”) and AÇOS VILLARES S.A. (BM&FBOVESPA: AVIL3) (“Villares”), hereby announce, in view of the mergers of Prontofer Serviços de Construção Ltda. (“Prontofer”) and of Villares by Gerdau, which were approved by the Extraordinary Shareholders’ Meeting and Meeting of Partners held on December 30, 2010 (“Merger”), the following:

Credit of Gerdau Shares and Fractional Shares

As previously announced, (a) each member of Prontofer is entitled to receive one (1) common or preferred share issued by Gerdau for each 22.247601 membership interests in Prontofer held; and (b) each shareholder of Villares is entitled to receive one (1) preferred share issued by Gerdau for each twenty-four (24) common shares in Villares held.

The credit of the Gerdau shares attributed in exchange for the rights of the partners/shareholders of Prontofer and Villares will be made on February 10, 2011.

Any Gerdau shares that cannot be attributed in whole to each Prontofer member or Villares shareholder will be grouped and sold at auction, which will be held on February 21st, 2011,   on the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), with the proceeds of the sale divided proportionally among the owners of the fractional shares. The amount regarding to the fractional shares will be credited to the shareholders beginning on February 28th, 2011.

The amount corresponding to the sale of the fractional shares will be credited within a maximum of 30 business days as of the receiving of the proceeds from the auction. For shareholders that have not registered bank account information or whose registration information is outdated, the amount corresponding to the sale will remain available at the trustee bank Itaú Corretora de Valores S.A., as of the same date, which will effect the payment upon presentation of the documents attesting to share ownership and identity, depending on the case. Villares shareholders whose positions result in fractional shares that are deposited on the BM&FBOVESPA will receive the proceeds from the sale of fractional shares through their custody agents.

Withdrawal Rights

No shareholder of Villares exercised their right to withdraw during the period expiring on February 2, 2011, therefore the effects of the Merger are fully ratified and the resolutions taken at the Gerdau and Villares meetings are considered final.

Trading and Dissolution

The last day of trading in shares issued by Villares on the BM&FBOVESPA will be February 4, 2011. As of February 5, 2011, the shareholder bases of Villares and Gerdau will be trade on a unified basis under the tickers GGBR3 and GGBR4.

Rio de Janeiro, February 2nd 2011

Osvaldo Burgos Schirmer

Investor Relations Officer of

Metalúrgica Gerdau S.A.,

Gerdau S.A. and

Aços Villares S.A.